UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14522

Issuer: OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

Exchange: NEW YORK STOCK EXCHANGE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083

Telephone number: +7 495 725 0700

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, or ADSs, each representing one-twentieth of one share of Common Stock, 0.005 Russian rubles nominal value (listed, not for trading or quotation purposes, but only in connection with the registration of ADSs)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17CFR240.12d2-2(a)(1)

☐ 17CFR240.12d2-2(a)(2)

☐ 17CFR240.12d2-2(a)(3)

☐ 17CFR240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Open Joint Stock Company “Vimpel-Communications” certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 4, 2010	By:	/s/Jeffrey D. McGhie	Vice President and General Counsel
Date		Name: Jeffrey D. McGhie	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.